                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.    4     )*
                                        ----------

                            McLeodUSA Incorporated
                            ----------------------
                               (Name of Issuer)

                             Class A Common Stock
                             --------------------
                        (Title of Class of Securities)

                                  582266 10 2
                                  -----------
                                (CUSIP Number)

 Randall Rings, c/o McLeodUSA Incorporated, McLeodUSA Technology Park,  6400 C
 -----------------------------------------------------------------------------
     Street SW,  P.O. Box 3177, Cedar Rapids, IA 52406-3177 (319) 364-0000
     ---------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 10, 2000
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   2   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------


1                         NAME OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Clark E. McLeod
                          c/o McLeodUSA Incorporated
                          McLeodUSA Technology Park
                          6400 C Street SW, P.O. Box 3177
                          Cedar Rapids, Iowa  52406-3177
-------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INSTRUCTIONS)                                  (a) [X]
                                                                              (b) [_]
-------------------------------------------------------------------------------------
3                         SEC USE ONLY

-------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                          PF, OO
-------------------------------------------------------------------------------------
5                         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                  [_]
-------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
-------------------------------------------------------------------------------------

                               7  SOLE VOTING POWER
                                  27,959,534   See Item 5
       NUMBER OF
                        -------------------------------------------------------------
         SHARES                8  SHARED VOTING POWER
      BENEFICIALLY                26,341,380   See Item 5
        OWNED BY
                        -------------------------------------------------------------
          EACH                 9  SOLE DISPOSITIVE POWER
       REPORTING                  27,959,534   See Item 5
         PERSON
                        -------------------------------------------------------------
          WITH                10  SHARED DISPOSITIVE POWER
                                  2,880,000   See Item 5
                        -------------------------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         54,300,914
-------------------------------------------------------------------------------------
12                       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES (SEE INSTRUCTIONS)                        [_]
-------------------------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         9.4%
-------------------------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                         IN
-------------------------------------------------------------------------------------

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   3   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                          Mary E. McLeod
                          c/o McLeodUSA Incorporated
                          McLeodUSA Technology Park
                          6400 C Street SW, P.O. Box 3177
                          Cedar Rapids, Iowa 52406-3177
-------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                          (SEE INSTRUCTIONS)                                  (a) [X]
                                                                              (b) [_]
-------------------------------------------------------------------------------------
3                         SEC USE ONLY

-------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS (SEE INSTRUCTIONS)
                          PF, OO
-------------------------------------------------------------------------------------
5                         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEMS 2(d) or 2(e)                          [_]
-------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States of America
-------------------------------------------------------------------------------------

                               7  SOLE VOTING POWER
                                  0  See Item 5
       NUMBER OF
                        -------------------------------------------------------------
         SHARES                8  SHARED VOTING POWER
      BENEFICIALLY                26,341,380   See Item 5
        OWNED BY
                        -------------------------------------------------------------
          EACH                 9  SOLE DISPOSITIVE POWER
       REPORTING                  23,461,380   See Item 5
         PERSON
                        -------------------------------------------------------------
          WITH                10  SHARED DISPOSITIVE POWER
                                  2,880,000   See Item 5
                        -------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON
                          26,341,380
-------------------------------------------------------------------------------------
12                        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES (SEE INSTRUCTIONS)                       [_]
-------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.6%
-------------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                          IN
-------------------------------------------------------------------------------------

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   4   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------


          This statement amends the Schedule 13D filed by Clark E. McLeod and his wife, Mary E. McLeod (together, the "Reporting Persons") with the Securities and Exchange Commission (the "Commission") on June 24, 1996, as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on April 10, 1997, as amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on March 4, 1998, and as amended by Amendment No. 3 to the Schedule 13D, filed with the Commission on May 5, 1999, relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of McLeodUSA Incorporated (the "Company").

          Information in this statement reflects a two-for-one stock split of the Class A Common Stock effected in the form of a stock dividend that was distributed on July 26, 1999 and a three-for-one stock split of the Class A Common Stock effected in the form of a stock dividend that was distributed on April 24, 2000.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          Item 3 is hereby amended by adding the following supplemental information:

          On December 22, 1999, Clark E. McLeod exercised options granted to him by the Company and acquired 160,500 shares of Class A Common Stock, 112,500 of which were purchased at an exercise price of $.3178 per share and 48,000 of which were purchased at an exercise price of $.4156 per share.

          On January 6, 2000, Clark E. McLeod exercised options granted to him by the Company and acquired 559,500 shares of Class A Common Stock, 337,500 of which were purchased at an exercise price of $.1467 per share and 222,000 of which were purchased at an exercise price of $.4156 per share.

          On May 26, 2000, Clark E. McLeod exercised options granted to him by the Company and acquired 534,642 shares of Class A Common Stock at a purchase price of $.4889 per share.

          The funds used to purchase the shares with respect to the exercise of the options as described above came from the Reporting Persons' personal funds.

          In addition, on March 30, 2000, Clark E. McLeod acquired 921,168 shares of Class A Common Stock in connection with the acquisition of Splitrock Services, Inc. by the Company and the exchange of shares of common stock of Splitrock Services, Inc. held by Mr. McLeod into shares of Class A Common Stock pursuant to the terms of the merger agreement.

Item 4.  Purpose of Transaction
         ----------------------

          Item 4 is hereby amended by adding the following supplemental information:

          The Reporting Persons have acquired the shares of Class A Common Stock described in Item 3 above for investment. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire or dispose (subject to certain restrictions on transfer as set forth in the Amended Stockholders' Agreements (as defined below)) of additional shares of Class A Common Stock.

          Except as described in this Schedule 13D report, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   5   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of June 12, 2000, Clark E. McLeod beneficially owns an aggregate of 54,300,914 shares of Class A Common Stock which represents approximately 9.4% of the shares of Class A Common Stock outstanding as of May 9, 2000. The shares beneficially owned by Clark E. McLeod include 23,461,380 shares held of record by Mary E. McLeod and also include (i) 750,000 shares of Class A Common Stock held by the Clark E. McLeod Unitary Trust and 750,000 shares of Class A Common Stock held by the Mary E. McLeod Unitary Trust for which Mr. McLeod is a trustee and over which Mr. McLeod has shared voting and dispositive power and (ii) 1,380,000 shares of Class A Common Stock held by the McLeod Charitable Foundation, Inc. for which Mr. McLeod is a director and over which Mr. McLeod has shared voting and dispositive power. Mary E. McLeod has granted Clark E. McLeod a power of attorney to vote her respective shares. The amount reported as beneficially owned by Clark E. McLeod also includes 777,858 shares of Class A Common Stock that Mr. McLeod has the right to purchase within 60 days pursuant to outstanding options.

          As of June 12, 2000, Mary E. McLeod beneficially owns an aggregate of 26,341,380 shares of Class A Common Stock which represents approximately 4.6% of the shares of Class A Common Stock outstanding as of May 9, 2000. The shares beneficially owned by Mary E. McLeod include (i) 750,000 shares of Class A Common Stock held by the Clark E. McLeod Unitary Trust and 750,000 shares of Class A Common Stock held by the Mary E. McLeod Unitary Trust for which Mrs. McLeod is a trustee and over which Mrs. McLeod has shared voting and dispositive power and (ii) 1,380,000 shares of Class A Common Stock held by the McLeod Charitable Foundation, Inc. for which Mrs. McLeod is a director and over which Mrs. McLeod has shared voting and dispositive power.

          The Reporting Persons entered into a Stockholders' Agreement, dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 (as amended, the "1997 Stockholders' Agreement"), with the former shareholders of Consolidated Communications Inc., an Illinois corporation ("CCI"), who acquired shares of Class A Common Stock on September 24, 1997 pursuant to an Agreement and Plan of Reorganization, dated as of June 14, 1997, by and among CCI, the Company and Eastside Acquisition Co., or who received distributions of shares of Class A Common Stock prior to September 25, 1998 (collectively, the "Former CCI Shareholders"), MHC Investment Company, successor by merger to MWR Investments Inc., Midwest Capital Group, Inc., IES Investments Inc. and the Company. The 1997 Stockholders' Agreement ceased to be effective on or about May 18, 1999.

          The Reporting Persons also entered into a Stockholders' Agreement, dated as of November 18, 1998, with IES Investments Inc., certain Former CCI Shareholders and certain permitted transferees of the Former CCI Shareholders, and the Company (such stockholder parties to such stockholders' agreement, the "1998 Principal Stockholders"). Such stockholders' agreement was amended and restated as of September 15, 1999, to, among other changes, increase the size of the board of directors with respect to the designation of certain directors of the Company and generally to reduce the number of shares required to be held by a party in connection with the designation of certain directors of the Company, and was further amended and restated as of December 17, 1999, to, among other changes, add Alliant Energy Corporation ("AEC") and other affiliates of IES Investments Inc. as parties (as so amended and restated, the "1998 Stockholders' Agreement").

          The 1998 Principal Stockholders entered into a Stockholders' Agreement, dated as of January 7, 1999, with the Company and M/C Investors L.L.C. ("M/C Investors") and Media/Communications Partners III Limited Partnership ("M/C Partners" and together with M/C Investors, "M/C"), who acquired shares of Class A Common Stock on March 31, 1999 pursuant to an Agreement and Plan of Merger, dated as of January 7, 1999, by and among Ovation Communications, Inc. ("Ovation"), the Company, Bravo Acquisition Corporation and certain of the stockholders of Ovation. Such stockholders' agreement was similarly amended and restated as of September 15, 1999, to, among other

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   6   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------


changes, increase the size of the board of directors with respect to the designation of certain directors of the Company and generally to reduce the number of shares required to be held by a party in connection with the designation of certain directors of the Company, and as of December 17, 1999, to, among other changes, add AEC and other affiliates of IES Investments Inc. as parties (as so amended and restated, the "1999 Stockholders' Agreement" and, together with the 1998 Stockholders' Agreement, the "Stockholders' Agreements").

          Effective March 10, 2000, both the Stockholders' Agreements were further amended and restated (as so amended and restated, the "Amended Stockholders' Agreements") to add another affiliate of IES Investments Inc. as a party, to reduce the number of shares required to be held by a party in connection with the designation of certain directors of the Company and to remove as parties to the agreements certain Former CCI Shareholders and certain permitted transferees of the Former CCI Shareholders consisting of Mary Lee Sparks and Margaret L. Keon and the following trusts established by them or for the benefit of them or their descendants:

          Margaret L. Keon, as Trustee under the Margaret Lumpkin Keon Trust dated May 13, 1978.

          Mary Lee Sparks and Steven L. Grissom, as Trustees of the Mary Lee Sparks Trust dated May 13, 1978.

          United States Trust Company of New York, as Trustee of the ten trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks and John Woodruff Sparks.

          United States Trust Company of New York, as Trustee of the ten trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks and John Woodruff Sparks.

          United States Trust Company of New York, as Trustee of two trusts established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, one for the benefit of each of Margaret Anne Keon and Mary Lee Sparks.

          David R. Hodgman and Steven L. Grissom, as Trustees of ten 1990 Personal Income Trusts established by Margaret L. Keon and Mary Lee Sparks, each dated April 20, 1990, one for the benefit of each of Joseph John Keon III, Katherine Stoddert Keon, Lisa Anne Keon, Margaret Lynley Keon, Pamela Keon Vitale, Susan Tamara Keon DeWyngaert, Anne Romayne Sparks, Barbara Lee Sparks, Christina Louise Sparks and John Woodruff Sparks.

          The parties to the Amended Stockholders' Agreements may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, insofar as is known to the Reporting Persons, the parties to the Amended Stockholders' Agreements beneficially owned as of April 11, 2000 (except with respect to the Reporting Persons, which beneficial ownership information is as of June 12, 2000), a total of 146,305,442 shares of Class A Common Stock (including 7,804,128 shares that AEC has the right to acquire upon exercise of options, and 777,858 and 195,000 shares that Clark E. McLeod and Richard A. Lumpkin, respectively, have the right to purchase upon exercise of options, within 60 days), which represents approximately 24.9% of the shares of Class A Common Stock outstanding as of May 9, 2000.

          The following table sets forth information regarding the shares of Class A Common Stock beneficially owned by the parties that remain subject to the Amended Stockholders' Agreements. Except as


---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                            Page   7   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------


otherwise indicated, beneficial ownership by the parties to the Amended Stockholders' Agreements who are Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table and is based on the most recent Schedule 13D or amendment thereto filed on their behalf that has come to the attention of the Reporting Persons. Except as otherwise indicated, the information shown with respect to each party to the Amended Stockholders' Agreements who is not a Former CCI Shareholder (other than the Reporting Persons) is based on the most recent Schedule 13D or amendment thereto filed by such person that has come to the attention of the Reporting Persons and/or on the Company's final proxy statement dated April 22, 2000, filed with the Commission on April 26, 2000. Reference is made to such filings for further information.


                                                                                                                 Percent of
                                                                         Voting       Number of Shares of   Outstanding Class A
                                                                     and Dispositive     Class A Common            Common
                                               Trust                     Powers              Stock                  Stock
                                               ------                ---------------  --------------------  ---------------------
Clark E. McLeod and                             N/A                     Sole and                54,300,914                    9.4
 Mary E. McLeod                                                          Shared

Richard A. Lumpkin (trustee)     Gail G. Lumpkin Trust dated              Sole                   1,866,762                    0.3
                                 12/14/85

United States Trust Company of   Richard Adamson Lumpkin                 Shared                    327,828                    0.0
 New York; Richard A. Lumpkin    Grandchildren's Trust dated
 (power to direct vote and       9/5/80 f/b/o Benjamin Iverson
 investments)                    Lumpkin

United States Trust Company of   Richard Adamson Lumpkin                 Shared                    327,828                    0.0
 New York; Richard A. Lumpkin    Grandchildren's Trust dated
 (power to direct vote and       9/5/80 f/b/o Elizabeth Arabella
 investments)                    Lumpkin

United States Trust Company of   Trust named for Benjamin Iverson        Shared                  1,852,890                    0.3
 New York; Richard A. Lumpkin    Lumpkin created under the Mary
 (power to direct vote and       Green Lumpkin Gallo Trust
 investments)                    Agreement dated December 29, 1989

United States Trust Company of   Trust named for Elizabeth               Shared                  1,852,890                    0.3
 New York; Richard A. Lumpkin    Arabella Lumpkin created under
 (power to direct vote and       the Mary Green Lumpkin Gallo
 investments)                    Trust Agreement dated December
                                 29, 1989

Steven L. Grissom and David R.   Richard Anthony Lumpkin 1990            Shared                  2,442,834                    0.4
 Hodgman; Richard A. Lumpkin     Personal Income Trust for the
 (power to direct sale of        Benefit of Benjamin Iverson
 shares)                         Lumpkin dated April 20, 1990


---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   8   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------

                                                                                                                 Percent of
                                                                         Voting       Number of Shares of   Outstanding Class A
                                                                     and Dispositive     Class A Common            Common
                                               Trust                     Powers              Stock                  Stock
                                               ------                ---------------  --------------------  ---------------------
Steven L. Grissom and David R.   Richard Anthony Lumpkin 1990            Shared                  2,442,834                    0.4
 Hodgman; Richard A. Lumpkin       Personal Income Trust for the
 (power to direct sale of          Benefit of Elizabeth Arabella
 shares)                           Lumpkin dated April 20, 1990

United States Trust Company of   Richard Anthony Lumpkin Trust           Shared                     10,932                    0.0
 New York; Richard A. Lumpkin      under the Trust Agreement dated
 (power to direct vote and         February 6, 1970
 investments)

Richard A. Lumpkin                              N/A                       Sole                     195,000/1/                 0.0

Alliant Energy Corporation                      N/A                      Shared                 57,201,576/2/                 9.8

Media/Communications Partners                   N/A                       Sole                  22,371,648/3/                 3.9
 III Limited Partnership

M/C Investors L.L.C.                            N/A                       Sole                   1,111,506/4/                 0.2

      (b) The number of shares of Class A Common Stock as to which Clark E. McLeod has

          (i)      sole power to vote or direct the vote                      27,959,534
          (ii)     shared power to vote or direct the vote                    26,341,380
          (iii)    sole power to dispose or direct the disposition            27,959,534
          (iv)     shared power to dispose or direct the disposition           2,880,000

--------------------------
/1/  Consists of 195,000 shares underlying presently exercisable options.

/2/ Includes 7,804,128 shares of Class A Common Stock that Alliant Energy Investments, Inc. (f/k/a IES Investments Inc.), a wholly owned subsidiary of AEC, has the right to acquire upon exercise of options and 31,205,178 shares of Class A Common Stock of which Alliant Energy Investments, Inc. is the holder of record. Heartland Properties, Inc., a wholly owned subsidiary of Alliant Energy Investments, Inc., is the holder of record of 404,706 shares of Class A Common Stock. LNT Communications LLC, a limited liability company wholly owned by Alliant Energy Resources, Inc., a wholly owned subsidiary of AEC, is the record holder of 17,517,564 shares of Class A Common Stock. Alliant Energy Foundation, Inc., an independently chartered foundation which is affiliated with AEC, is the record holder of 270,000 shares of Class A Common Stock.

/3/  Based on information provided to the Company.

/4/  Based on information provided to the Company.

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   9   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------

            The number of shares of Class A Common Stock as to which Mary E. McLeod has

            (i)       sole power to vote or direct the vote                               0
            (ii)      shared power to vote or direct the vote                    26,341,380
            (iii)     sole power to dispose or direct the disposition            23,461,380
            (iv)      shared power to dispose or direct the disposition           2,880,000

         (c) During the period January 10, 2000 through June 12, 2000, the Reporting Persons effected the following transactions with respect to the Class A Common Stock.

             On February 8, 2000, Clark McLeod and Mary McLeod sold an aggregate of 4,395,000 shares of Class A Common Stock at a price per share of $22.206 in market transactions effected pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act").

             On March 30, 2000, Clark E. McLeod acquired 921,168 shares of Class A Common Stock in connection with the acquisition of Splitrock Services, Inc. by the Company and the exchange of shares of common stock of Splitrock Services, Inc. held by Mr. McLeod into shares of Class A Common Stock pursuant to the terms of the merger agreement.

             On April 27, 2000, Clark E. McLeod gifted 2,250 shares of Class A Common Stock to various friends.

             On May 5, 2000, Clark E. McLeod donated 203,584 shares of Class A Common Stock to a charity.

             On May 26, 2000, Clark E. McLeod exercised options granted to him by the Company and acquired 534,642 shares of Class A Common Stock at a purchase price of $.4889 per share. The funds used to purchase the shares with respect to the exercise of such options came from the Reporting Persons' personal funds.

             Except for the transactions described in this Item 5(c), neither Clark E. McLeod nor Mary E. McLeod has effected any other transactions relating to the Class A Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Item 6 is hereby amended by adding the following supplemental information:

         As described under Item 5(a), the Reporting Persons, along with the other 1998 Principal Stockholders, and the Company entered into a Stockholders' Agreement, dated as of November 18, 1998, which stockholders' agreement was amended and restated on September 15, 1999 and December 17, 1999.

         Effective March 10, 2000, the 1998 Stockholders' Agreement was further amended and restated (as so amended and restated, the "Third Amended 1998 Stockholders' Agreement") to, among other changes, add another affiliate of IES Investments Inc. as a party, reduce the number of shares required to be held by a party in connection with the designation of certain directors of the Company and remove as parties to the agreement certain Former CCI Shareholders and certain permitted transferees of the Former CCI Shareholders consisting of Mary Lee Sparks and Margaret L. Keon and various trusts established by them or for the benefit of them or their descendants. The Former CCI Shareholders who remain as parties to the Third Amended 1998 Stockholders' Agreement consist of the following:

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   10   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------



          Richard A. Lumpkin individually, and as Trustee of the Gail G. Lumpkin Trust, dated December 14, 1985.

          United States Trust Company of New York, as Trustee of two trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

          United States Trust Company of New York, as Trustee of two trusts created under the Richard Adamson Lumpkin Grandchildren's Trust dated September 5, 1980, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

          United States Trust Company of New York, as Trustee of the trust established by Richard Adamson Lumpkin under the Trust Agreement dated February 6, 1970, for the benefit of Richard Anthony Lumpkin.

          David R. Hodgman and Steven L. Grissom, as Trustees of two 1990 Personal Income Trusts established by Richard A. Lumpkin, each dated April 20, 1990, one for the benefit of each of Benjamin Iverson Lumpkin and Elizabeth Arabella Lumpkin.

          The Third Amended 1998 Stockholders' Agreement provides, among other things, that:

          . until December 31, 2001, the parties will not sell any equity securities of the Company, or any other securities convertible into or exchangeable for equity securities of the Company, without receiving the prior written consent of the Company's board of directors, except for transfers specifically permitted by the agreement;

          . to the extent the Company's board of directors approves a transfer of equity securities of the Company by a party, the other parties are automatically granted transfer rights;

          . the Company's board of directors will determine on a quarterly basis the aggregate number, if any, of shares of Class A Common Stock, not to exceed in the aggregate 900,000 shares per quarter, that the parties may sell during designated trading periods following the release of the Company's quarterly financial results;

          . to the extent the Company's board of directors grants registration rights to a party in connection with a sale of the Company's securities by that party, the Company's board of directors will grant similar registration rights to the other parties;

          . the Company's board of directors will determine for each of 2000 and 2001 the aggregate number, if any, of shares of Class A Common Stock, not to exceed in the aggregate on a per year basis a number of shares equal to 15% of the total number of shares of Class A Common Stock beneficially owned by the parties as of December 31, 1998, to be registered by the Company under the Securities Act for sale by the parties;

          . in any underwritten offering of shares of Class A Common Stock, other than an offering on a registration statement on Form S-4 or Form S-8 or any other form which would not permit the inclusion of shares of Class A Common Stock owned by the parties, the Company's board of directors will determine the aggregate number, if any, of shares of Class A Common Stock, not to exceed on a per year basis a number of shares equal to 15% of the total number of shares of Class A Common Stock beneficially owned by the parties as of December 31, 1998, to be registered by the Company for sale by the parties in the offering; and

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   11   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------



         . the Company may subsequently determine not to register any shares of the parties under the Securities Act and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed.

         Under the Third Amended 1998 Stockholders' Agreement, each party also has agreed, until it owns less than 7,500,000 shares of Class A Common Stock, to vote its shares and take all action within its power to:

         . establish the size of the Company's board of directors at up to 13 directors;

         . cause to be elected to the Company's board of directors one director designated by AEC and its subsidiaries for so long as they collectively own at least 7,500,000 shares of Class A Common Stock;

         . cause to be elected to the Company's board of directors three directors who are executive officers of the Company designated by Clark McLeod for so long as Clark and Mary McLeod collectively own at least 7,500,000 shares of Class A Common Stock;

         . cause Richard Lumpkin to be elected to the Company's board of directors for so long as Richard Lumpkin and various other parties related to Mr. Lumpkin collectively own at least 7,500,000 shares of Class A Common Stock; and

         . cause to be elected to the Company's board of directors up to eight non-employee directors nominated by the board of directors.

         The Third Amended 1998 Stockholders' Agreement terminates on December 31, 2001. In addition, if during each of 2000 and 2001 the Company has not provided a party a reasonable opportunity to sell an aggregate number of shares of Class A Common Stock equal to not less than 15% of the total number of shares of Class A Common Stock beneficially owned by a party as of December 31, 1998, then that party may terminate the agreement as it applies to that party.

         The foregoing description of the Third Amended 1998 Stockholders' Agreement is qualified in its entirety by reference to the Third Amended 1998 Stockholders' Agreement which is filed as an exhibit to this statement.

         As described under Item 5(a), the Reporting Persons, along with the other 1998 Principal Stockholders, the Company and M/C entered into a Stockholders' Agreement, dated as of January 7, 1999, which stockholders' agreement was similarly amended and restated on September 15, 1999 and December 17, 1999.

         Effective March 10, 2000, the 1999 Stockholders' Agreement was further amended and restated (as so amended and restated, the "Third Amended 1999 Stockholders' Agreement") to, among other changes, add another affiliate of IES Investments Inc. as a party, reduce the number of shares required to be held by a party in connection with the designation of certain directors of the Company and remove as parties to the agreement certain Former CCI Shareholders and certain permitted transferees of the Former CCI Shareholders consisting of Mary Lee Sparks and Margaret L. Keon and various trusts established by them or for the benefit of them or their descendants. The Former CCI Shareholders who remain as parties to the Third Amended 1999 Stockholders' Agreement are the same as those described above with respect to the Third Amended 1998 Stockholders' Agreement.

         The Third Amended 1999 Stockholders' Agreement provides that, until December 31, 2001, M/C will not sell any equity securities of the Company, or any other securities convertible into or exchangeable for equity securities of the Company, received pursuant to the Company's acquisition of Ovation, without receiving the prior written consent of the board of directors of the Company, except for transfers specifically permitted by the agreement. The Third Amended 1999 Stockholders' Agreement also

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   12   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------



contains various provisions intended to insure that M/C and the parties to the Third Amended 1998 Stockholders' Agreement are treated on a basis generally similar to one another in connection with permitted sales and registration of the Company's securities under such agreements. In addition, for so long as M/C owns at least 7,500,000 shares of Class A Common Stock, M/C has agreed to vote its shares in accordance with the voting agreement contained in the Third Amended 1998 Stockholders' Agreement and the other parties have agreed to vote their shares to cause to be elected to the board of directors of the Company one director designated by M/C.

          The Third Amended 1999 Stockholders' Agreement terminates on December 31, 2001. In addition, if (i) during each of 2000 and 2001, the Company has not provided M/C an opportunity to register under the Securities Act for sale an aggregate number of shares of Class A Common Stock equal to not less than 15% of the total number of shares of Class A Common Stock beneficially owned by M/C as a result of the acquisition of Ovation, or (ii) the Third Amended 1998 Stockholders' Agreement has been terminated by all parties to such agreement, then M/C may terminate the Third Amended 1999 Stockholders' Agreement. The Third Amended 1999 Stockholders' Agreement will be terminated with respect to parties other than M/C and the Company at the time the Third Amended 1998 Stockholders' Agreement is terminated with respect to such other parties.

          The foregoing description of the Third Amended 1999 Stockholders' Agreement is qualified in its entirety by reference to the Third Amended 1999 Stockholders' Agreement which is filed as an exhibit to this statement.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          Item 7 is hereby amended by adding the following documents to the exhibit list:

          1. Second Amended and Restated November 1998 Stockholders' Agreement, dated as of December 17, 1999, among McLeodUSA Incorporated, Alliant Energy Corporation, IES Investments Inc. (n/k/a Alliant Energy Investments, Inc.), Heartland Properties, Inc., Alliant Energy Foundation, Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto (previously filed as Exhibit 4.24 to the McLeodUSA Incorporated Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated herein by reference).

          2. Third Amended and Restated November 1998 Stockholders' Agreement, dated as of March 10, 2000, among McLeodUSA Incorporated, Alliant Energy Corporation, Alliant Energy Investments, Inc., Heartland Properties, Inc., LNT Communications LLC, Alliant Energy Foundation, Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto (previously filed as Exhibit 4.27 to the McLeodUSA Incorporated Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Securities and Exchange Commission on May 15, 2000 and incorporated herein by reference).

          3. Second Amended and Restated January 1999 Stockholders' Agreement, dated as of December 17, 1999, among McLeodUSA Incorporated, Alliant Energy Corporation, IES Investments Inc. (n/k/a Alliant Energy Investments, Inc.), Heartland Properties, Inc., Alliant Energy Foundation, Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin, certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto, M/C Investors L.L.C., and Media/Communications Partners III Limited Partnership (previously filed as Exhibit 4.25 to the McLeodUSA Incorporated Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated herein by reference).

          4. Third Amended and Restated January 1999 Stockholders' Agreement, dated as of March 10, 2000, among McLeodUSA Incorporated, Alliant Energy Corporation, Alliant Energy

---------------------------------------------------                                  ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   13   of  14    Pages
---------------------------------------------------                                  ---------------------------------------------


Investments, Inc., Heartland Properties, Inc., LNT Communications LLC, Alliant Energy Foundation, Inc., Clark E. McLeod, Mary E. McLeod, Richard A. Lumpkin, Gail G. Lumpkin, certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto, M/C Investors L.L.C., and Media Communications Partners III Limited Partnership (previously filed as Exhibit 4.28 to the McLeodUSA Incorporated Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Securities and Exchange Commission on May 15, 2000 and incorporated herein by reference).

-------------------------------------                                                ---------------------------------------------
CUSIP No. 582266 10 2                                                                          Page   14   of  14    Pages
-------------------------------------                                                ---------------------------------------------

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 12, 2000

CLARK E. McLEOD


/s/ Clark E. McLeod
--------------------------------


MARY E. McLEOD


/s/ Mary E. McLeod
------------------